Exhibit 99.1

A Tier 1 Insurer in Africa Optimises Data Capabilities with Go-Live of Sapiens Data and Analytics Solution

Sapiens DataSuite on the cloud accelerates the insurer’s scalability and cost-efficiency, streamlines operations, and enables faster insights

Uxbridge, UK, November 4, 2024 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the go-live of Sapiens DataSuite by a Tier 1 insurer based in Africa. Powered by Sapiens DataSuite, the migration of the insurer’s data platform to the cloud provides the company with an enterprise-wide, consolidated view of data to improve performance, productivity, security, and user experiences.

A longtime Sapiens’ customer, the insurer implemented Sapiens Tia Enterprise core solution in 2006, followed by Sapiens ReinsuranceMaster. The addition of DataSuite and migration to the cloud solidifies the insurer’s digital transformation strategy. The enhanced data processing capacity enables the company to process, transform and load more than 50 billion records within 40 hours and perform a daily incremental load of more than 70 million records. The new platform empowers the insurer to bring huge amount of data to a central data lake that serves all the organisation for insights, reports, dashboards, business decision, and AI.

According to the insurer, the go-live with Sapiens has provided their organisation with a future-ready, scalable platform, which is a major step forward in their efforts to modernise the company’s data infrastructure and support their reporting and analytics needs. Partnering with Sapiens has enabled the insurer to leverage Sapiens’ invaluable research and development expertise and drive tangible business value from the latest cloud technologies.

“We are thrilled to have played a pivotal role in our longtime client’s digital transformation journey and to facilitate the successful migration of their data platform to the cloud,” said Roni Al-Dor, President and CEO of Sapiens. “Sapiens’ in-depth understanding of the insurance market enriches our solutions with the innovative capabilities our customers need to drive efficiency, agility, and growth.”

Sapiens DataSuite is a data management solution that empowers insurers to produce actionable insights and maximise the value of their data, resulting in smarter decision making. DataSuite is a modular, highly innovative, business intelligence solution specifically for insurance markets.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

www.sapiens.com

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realise revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com